UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

York Capital Management Global Advisors LLC
767 Fifth Avenue, 17th Floor
New York, New York 10153
Telephone: (212) 300-1300

with copies to:
Jackie Cohen
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Telephone: 212-310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

March 17, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
57,274,530 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
57,274,530 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,274,530 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.82% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This Amendment No. 9 (“Amendment No. 9”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended and restated (as amended, the “Statement”), and is filed by the Reporting Person with respect to the common stock, $0.0001 par value per share (“Shares”) of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 1.	Security and Issuer.

Item 1 is amended and supplemented as follows:

The address of the Issuer’s principal executive offices is 1000 Louisiana Street, Suite 3900, Houston, Texas 77002.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows:

(a) This Statement is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” or the “Reporting Person”).

This Statement is being filed by YGA with respect to:

•
6,078,294 Shares beneficially owned directly by York Capital Management, L.P., a Delaware limited partnership (“York Capital”), comprised of 5,705,260 Shares and 373,034 Shares issuable upon (i) the conversion of 2,502 shares of the Issuer’s Series A Convertible Preferred Stock (“Series A Preferred Shares”), pursuant to the Certificate of Designations, dated August 9, 2018 (the “Series A Certificate of Designations”), and (ii) the exercise of 39,434 warrants, pursuant to the Warrant Agreement, by and between the Issuer and YGA, dated August 9, 2018 (the “Series A Warrant Agreement” and such warrants, the “Series A Warrants”);

•	8,161,422 Shares beneficially owned directly by York Select Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Strategy”);
•
12,226,201 Shares beneficially owned directly by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”), comprised of 11,751,923 Shares and 424,133 Shares issuable upon (i) conversion of 3,181 Series A Preferred Shares pursuant to the Series A Certificate of Designations and (ii) the exercise of 50,145 Series A Warrants pursuant to the Series A Warrant Agreement;

•
13,138,392 Shares beneficially owned directly by York Credit Opportunities Investments Master Fund, L.P., a Cayman limited partnership (“York Credit Opportunities Master”), comprised of 12,628,348 Shares and 456,133 Shares issuable upon (i) conversion of 3,421 Series A Preferred Shares pursuant to the Series A Certificate of Designations and (ii) the exercise of 53,911 Series A Warrants pursuant to the Series A Warrant Agreement;

•
2,624,697 Shares beneficially owned directly by York European Distressed Credit Fund II, L.P., a Delaware limited partnership (“York European Fund”), comprised of 2,522,723 Shares and 91,200 Shares issuable upon (i) conversion of 684 Series A Preferred Shares pursuant to the Certificate of Designations and (ii) the exercise of 10,774 Series A Warrants pursuant to the Series A Warrant Agreement;

•
14,115,976 Shares beneficially owned directly by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”), comprised of 13,567,803 Shares and 548,173 Shares issuable upon (i) conversion of 2,911 Series A Preferred Shares pursuant to the Certificate of Designations and (ii) the exercise of 57,906 Series A Warrants pursuant to the Series A Warrant Agreement;

•
309,716 Shares beneficially owned directly by York Tactical Energy Fund L.P., a Delaware limited partnership (“York Tactical”), comprised of 309,716 Shares issuable upon (i) conversion of 2,054 Series B Preferred Shares and (ii) exercise of 35,849 Series B Warrants; and

•
619,832 Shares beneficially owned directly by York Tactical Energy Fund PIV-AN L.P., a Delaware limited partnership (“York Tactical PIV-AN” and together with York Tactical, York Capital, York Credit Opportunities, York Credit Opportunities Master, York European Fund, and York Multi-Strategy, the “Series C Preferred Participants” and Series C Preferred Participants together with York Select Strategy, the “York Funds”), comprised of 619,832 Shares issuable upon (i) conversion of 4,111 Series B Preferred Shares and 71,699 Series B Warrants.

The foregoing Share ownership amounts are as of March 17, 2021, and reflects the receipt of dividend payments on the Series A Preferred Shares and Series B Preferred Shares, but do not reflect the issuance of the Series C Preferred Shares (as defined below) or the Series C Warrants (as defined below) pursuant to the Series C Purchase Agreement (as defined below).

YGA, the sole managing member of the general partner of each of York Capital, York Select Strategy, York Credit Opportunities, York Credit Opportunities Master, York European Fund, York Multi-Strategy, York Tactical, and York Tactical PIV-AN, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Shares beneficially owned directly by the York Funds.

James G. Dinan is the chairman and a senior manager of YGA.  William Vrattos is a Partner and Co-Chief Investment Officer at YGA. Thanasi Skafidas is a Vice President YGA.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the general partner of each of York Capital and York Multi-Strategy. YGA is the sole managing member of Dinan Management.

York Select Domestic Holdings, LLC, a New York limited liability company (“York Select Domestic Holdings”), is the general partner of York Select Strategy. YGA is the sole managing member of York Select Domestic Holdings.

York Credit Opportunities Domestic Holdings, LLC, a New York limited liability company (“York Credit Opportunities Domestic”), is the general partner of York Credit Opportunities and York Credit Opportunities Master.  YGA is the sole managing member of York Credit Opportunities Domestic.

York European Distressed Credit Holdings II, LLC, a New York limited liability company (“York European Holdings”), is the general partner of York European Fund. YGA is the sole managing member of York European Holdings.

York Tactical Energy Holdings, LLC, a New York limited liability company (“York Tactical GP”) is the general partner of York Tactical and York Tactical PIV-AN.

The name of each director and each executive officer of YGA is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

The responses to Item 2 of this Amendment No. 9 are incorporated herein by reference.

Series C Preferred Shares and Warrants

Each of Series C Participants entered into the Series C Convertible Preferred Stock Purchase Agreement, dated as of March 17, 2021 (the “Series C Purchase Agreement”) pursuant to which the Issuer agreed to sell, and the Series C Participants agreed to purchase, in the aggregate, (i) 12,240 shares of Series C Convertible Preferred Stock of the Issuer (the “Series C Preferred Shares”), including 240 Series C Preferred Shares as an origination fee, with the rights and obligations as set forth in the Certificate of Designations of Series C Convertible Preferred Stock of the Issuer, dated as of March 17, 2021 (the “Series C Certificate of Designations”), and (ii) associated warrants (the “Series C Warrants”), in an amount to be determined based on a formula specified under, and with rights and obligations as set forth in, the Warrant Agreement in the form which is attached to this Amendment No. 10 as Exhibit 10.22 (the “Series C Warrant Agreement”).  Pursuant to the Series C Purchase Agreement, the Series C Preferred Shares and the Series C Warrants may not be transferred except to (i) affiliates or (ii) third parties upon the consent of the Issuer, which consent will not be unreasonably withheld or delayed. The transactions contemplated by the Series C Purchase Agreement are expected to close on or before March 22, 2021 (the “Series C Closing Date”).

The Issuer has the option to convert all, but not less than all, of the Series C Preferred Shares into Shares at a conversion price of $2.9632 per share, subject to adjustments, as specified in the Series C Certificate of Designations, on any date on which the volume weighted average trading price of Shares for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of the conversion price of the Series A Preferred Shares and the Series B Preferred Shares, in each case, subject to adjustments and certain terms and conditions.  In addition, the Issuer must convert all of the Preferred Series C Shares into Shares at a conversion price of $2.9632, subject to adjustments, on the earlier of (i) 10 Business Days following a FID Event (as defined in the Series C Certificate of Designations) and (ii) the tenth anniversary of the Closing Date in each case, subject to adjustments as specified in the Series C Certificate of Designations.

Pursuant to the Series C Certificate of Designations, each holder of outstanding Series C Preferred Shares is entitled to vote with the holders of outstanding Shares, voting together as a single class, with respect to any and all matters presented to the stockholders of the Issuer for their action or consideration (whether at a meeting of stockholders of the Issuer, by written action of stockholders in lieu of a meeting or otherwise), except as provided by law.  In any such vote, the Series C Certificate of Designations provides that each outstanding Series C Preferred Share is entitled to a number of votes equal to the largest number of whole Shares into which each Series C Preferred Share would be convertible as of the record date for such vote as though the conditions of Optional Conversion by the Issuer (as set forth under the Series C Certificate of Designations) had been satisfied and treating such record date as the Optional Conversion Date as set forth under the Series C Certificate of Designations for purposes of such calculation. In addition, the Issuer will pay dividends on the Series C Shares and such dividends will be cumulative and accrue at a rate of 12% per annum on their then existing Series C Liquidation Preference (as defined in the Series C Certificate of Designations) and will be payable in cash or in-kind quarterly, at the Issuer’s option and subject to the terms and conditions set forth in the Series C Certificate of Designations.  The Series C Preferred Shares will also participate, on an as-converted basis, in any dividends paid to the holders of Shares.

Pursuant to the Series C Warrant Agreement, the Series C Warrants to be issued to the York Series C Participants represent the right to acquire a number of Shares, determined by a formula specified in the Series C Warrant Agreement, on the exercise date, at an exercise price of $0.01 per share, subject to adjustments.  The Series C Warrants may be exercised by the holder only on the third anniversary of the Closing Date.  The Issuer can force a mandatory exercise of the Series C Warrants prior to such date if (a) the volume weighted average trading price of Shares for each trading day during any sixty (60) of the prior ninety (90) trading days is equal to or greater than 175% of the conversion price of the Series A Preferred Shares and Series B Preferred Shares and (b) the Issuer simultaneously elects to force a mandatory exercise of all other warrants then-outstanding and unexercised and held by any holder of Parity Stock (as defined under the Warrant Agreement), subject to adjustments as specified in the Series C Warrant Agreement.

Registration Rights Agreement

In connection with the Series C Purchase Agreement, on the Series C Closing Date, the Issuer and certain funds affiliated with the Reporting Person will enter into a registration rights agreement, the form of which is attached to this Amendment No. 9 as Exhibit 10.34 (the “Series C Registration Rights Agreement”), which provides for demand and piggy-back registration rights covering the Shares underlying the Series C Preferred Shares and the Series C Warrants.

The foregoing descriptions are summaries and are qualified in their entirety by reference to the Series C Purchase Agreement, the Series C Certificate of Designations, the Warrant Agreement and the Registration Rights Agreement, which are attached to the Statement as Exhibits 10.31, 10.32, 10.33 and 10.34, respectively, and are incorporated herein by such reference.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and restated as follows:

The beneficial ownership information that follows is as of March 17, 2021, prior to the Series C Closing, without giving effect to the issuance of the Series C Preferred Shares or Series C Warrants pursuant to the Series C Purchase Agreement and Series C Warrant Agreement, and assuming as if the Series A Preferred Shares and Series A Warrants beneficially owned by the Reporting Person were convertible or exercisable, as the case may be, on the date of the Closing.

(a)          (i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 57,274,530 Shares in the aggregate, comprised of 54,337,479 Shares and 2,937,051 Shares issuable upon (i) the conversion of 13,465 Series A Preferred Shares, (ii) the exercise of 212,170 Series A Warrants, (iii) the conversion of 107,548 Series B Preferred Shares and (iv) the exercise of 107,548 Series B Warrants, which represents approximately 45.82% of the outstanding Shares (based on (i) 122,067,438 Shares outstanding at March 17, 2021, as provided by the Issuer, plus (ii) 3,535,717 Shares representing the aggregate number of Shares issuable in upon the conversion of Series A Preferred Shares and Series B Preferred Shares and exercise of Series A Warrants and Series B Warrants (beneficially owned by YGA)).

(ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,078,294 Shares, comprised of 5,705,260 Shares and 373,034 Shares issuable upon (i) the conversion of 2,502 Series A Preferred Shares and (ii) the exercise of 39,434 Series A Warrants. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Capital.

(iii) York Select Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,161,422 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Select Strategy.

(iv) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 12,226,201 Shares, comprised of 11,751,923 Shares and 474,278 Shares issuable upon (i) conversion of 3,181 Series A Preferred Shares and (ii) the exercise of 50,145 Series A Warrants. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities.

(v) York Credit Opportunities Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 13,138,392 Shares, comprised of 12,628,348 Shares and 510,044 Shares issuable upon (i) conversion of 3,421 Series A Preferred Shares and (ii) the exercise of 53,911 Series A Warrants.  As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities Master.

(vi) York European Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,624,697 Shares, comprised of 2,522,723 Shares and 101,974 Shares issuable upon (i) conversion of 684 Series A Preferred Shares and (ii) the exercise of 10,774 Series A Warrants. As the general partner of York European Fund, York European Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York European Fund.

(vii) York Multi-Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 14,115,976 Shares, comprised of 13,567,803 Shares and 548,173 Shares issuable upon (i) conversion of 3,677 Series A Preferred Shares and (ii) the exercise of 57,906 Series A Warrants. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Multi-Strategy.

(viii) York Tactical may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 309,716 Shares issuable upon (i) conversion of 2,054 Series B Preferred Shares and (ii) the exercise of 35,849 Series B Warrants. As the general partner of York Tactical, York Tactical Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Tactical.

(ix) York Tactical PIV-AN may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 619,832 Shares issuable upon (i) conversion of 2,054 Series B Preferred Shares and (ii) the exercise of 71,699 Series B Warrants. As the general partner of York Tactical PIV-AN, York Tactical Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Tactical PIV-AN.

(x) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1 to this Statement. The number of Shares beneficially owned and the percentage of Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act.

 (b)         (i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 57,274,530 Shares in the aggregate, comprised of 54,337,479 Shares and 2,937,051 Shares issuable upon (i) the conversion of 13,465 Series A Preferred Shares, (ii) the exercise of 212,170 Series A Warrants, (iii) the conversion of 107,548 Series B Preferred Shares and (iv) the exercise of 107,548 Series B Warrants, which represents approximately 45.82% of the outstanding Shares (based on (i) 122,067,438 Shares outstanding at March 17, 2021, as provided by the Issuer, plus (ii) 2,937,051 Shares representing the aggregate number of Shares issuable in upon the conversion of Series A Preferred Shares and Series B Preferred Shares and exercise of Series A Warrants and Series B Warrants (beneficially owned by YGA)).

(ii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 6,078,294 Shares, comprised of 5,705,260 Shares and 373,034 Shares issuable upon (i) the conversion of 2,502 Series A Preferred Shares and (ii) the exercise of 39,434 Series A Warrants. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 9,614,011 Shares.

(iii) York Select Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 8,161,422 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 8,161,422 Shares.

(iv) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 12,226,201 Shares, comprised of 11,751,923 Shares and 474,278 Shares issuable upon (i) conversion of 3,181 Series A Preferred Shares and (ii) the exercise of 50,145 Series A Warrants. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 12,226,201 Shares.

(v) York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,138,392 Shares, comprised of 12,628,348 Shares and 510,044 Shares issuable upon (i) conversion of 3,421 Series A Preferred Shares and (ii) the exercise of 53,911 Series A Warrants. As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,138,392 Shares.

(vi) York European Fund may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 2,624,697 Shares, comprised of 2,522,723 Shares and 101,974 Shares issuable upon (i) conversion of 684 Series A Preferred Shares and (ii) the exercise of 10,774 Series A Warrants. As the general partner of York European Fund, York European Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,624,697 Shares.

(vii) York Multi-Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 14,115,976 Shares, comprised of 13,567,803 Shares and 548,173 Shares issuable upon (i) conversion of 3,677 Series A Preferred Shares and (ii) the exercise of 57,906 Series A Warrants. As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 14,115,976 Shares.

(viii) York Tactical may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 309,716 Shares issuable upon (i) conversion of 2,054 Series B Preferred Shares and (ii) the exercise of 35,849 Series B Warrants. As the general partner of York Tactical, York Tactical GP may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 309,716 Shares.

(ix) York Tactical PIV-AN may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 619,832 Shares issuable upon (i) conversion of 2,054 Series B Preferred Shares and (ii) the exercise of 71,699 Series B Warrants. As the general partner of York Tactical PIV-AN, York Tactical GP may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 619,832 Shares.

(x) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit 1 to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Shares.

(c)  Except as disclosed in Item 4 of this Statement, neither the Reporting Person or, to its knowledge, any of its respective executive officers, directors, general partners, or managing members, as applicable, has effected a transaction in Shares during the 60 calendar days preceding the date of this Amendment No. 9.

(d)  The responses of the Reporting Person to Item 2 and Item 5(a) and (b) of this Statement are incorporated herein by reference.  Under certain circumstances, partners of the York Funds, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by such York Fund. The Reporting Person disclaims beneficial ownership of all Shares reported in this statement pursuant to Rule 13d-4 under the Exchange Act. Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares deemed to be beneficially owned by the Reporting Person.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 and Item 5 are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following exhibits:

10.31* – Series C Convertible Stock Purchase Agreement, by and among the York Series C Participants and the Issuer, dated March 17, 2021.

10.32 – Certificate of Designations of Series C Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 18, 2021).

10.33 – Form of Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 18, 2021).

10.34 – Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 18, 2021).

*Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 2021

York Capital Management Global Advisors, LLC

By:	/s/ Brian Traficante
Name: Brian Traficante
Title: General Counsel and Chief Compliance Officer

EXHIBIT 1
DIRECTORS AND EXECUTIVE OFFICERS OF
YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC.

Name	Title	Principal Business Address	Principal Occupation	Citizenship

James G. Dinan	Chief Executive Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	USA
William Vrattos	Co-Chief Investment Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	USA
John Fosina	Chief Financial Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	USA